Exhibit 99.195

NexTech’s InfernoAR Video and Virtual Events Platform Chosen By ICM

a Global Training Company For Financial Institutions

Global expansion continues into Latin American Market

as enterprise pivots to virtual events for cost savings

Vancouver B.C –August 4th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events is pleased to announce it has been selected to provide the InfernoAR platform, ScreenAR, and event design services for CREVOLUTION 2020 from ICM Credit in Mexico November 10 - 12, 2020. The initial value of the contract is $90,000 with the potential for additional revenue through the sale of augmented reality booths, and ’ScreenAR’ services.

Luis Eduardo Perez, President, ICM Credit comments, “Crevolution is the most disruptive event in the global financial industry, when moving to a digital environment, we had the need to maintain that innovative spirit in our proposal, which is why we believe that Inferno, with its multiple functionalities and friendly interactivity, will allow our guests to have a memorable experience that will undoubtedly make them remember this event much more than previous editions”.

This event represents NexTech’s first Spanish-speaking virtual event targeted at the Latin American market, where demand for virtual events continues to grow. According to Grandview Research the global virtual events market in 2020 is $90Bill and expected to hit over $400Bill by 2027 growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end to end encryption and built in language translation into 64-languages the company is well positioned to rapidly take market share in this market as the growth accelerates globally.

Evan Gappelberg, NexTech CEO, comments, “We are excited to work with Luis Eduardo and his team at ICM. Their vision for how to take the successful CREVOLOTION event program to an all-digital experience, speaks of their commitment to their attendees and exhibitors and to their leadership position in the financial industry”. He continues, “The virtual events market is witnessing extremely high demand as most companies have adopted a Work-From-Home (WFH) policy due to the lockdown imposed by COVID-19. The stay-at-home measures have resulted in increased opportunities for NexTech as corporations are extensively using video conferencing platforms for business and client meetings”.

As part of the pre-event marketing to the CREVOLUTION 2020 program, NexTech will provide 6 weekly webinar workshops on the InfernoAR Platform to registered attendees.

About ICM: is an international company with operations in 10 countries focused on developing training and consulting solutions for the international financial industry, focused primarily on the credit risk and collection value chain.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7 billion in 2019 and projected to reach USD $72.7 billion by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

3